

Mail Stop 4631

February 18, 2016

Via E-mail
Steven M. Burdick
Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

> **Re:** **Tetra Tech, Inc.**
> **Form 10-K for Fiscal Year Ended September 27, 2015**
> **Filed November 20, 2015**
> **Response Dated March 17, 2016**
> **File No. 0-19655**

Dear Mr. Burdick:

We have reviewed your March 17, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

9. Income Taxes, page 104

1. We note your response to comment 1 in our letter dated February 18, 2016, in which you note that if you exclude goodwill impairment and contingent consideration from foreign pre-tax results, fiscal year 2015 would result in income of $8.7 million and fiscal year 2014 would result in a loss of $20 million. We further note that the tax rate differential on foreign earnings reduced the statutory rate by 2.5%, or $2 million, for fiscal year 2015 and by 5.5%, or $7.9 million, for fiscal year 2014. Please further expand your discussion and analysis of your effective tax rates for fiscal years 2015 and 2014 to explain how fiscal year 2014 resulted in a 5.5% decrease to the statutory rate even though foreign operations recognized a $20 million pre-tax loss excluding goodwill impairment and contingent consideration. Please also provide an explanation as to how the decline in the adjusted fiscal year 2015 effective tax rate was due to a higher proportion of foreign operating income at lower tax rates even though the foreign tax rate differential in the reconciliation is a larger percentage and amount for fiscal year 2014.

20. Quarterly Financial Information – Unaudited, page 123

2. As previously requested, please expand your presentation to include gross profit as required by Item 302(a)(1) of Regulation S-K.

      You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction